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                                                                    EXHIBIT 99.2

                                                                          , 1998

To all Cognizant Stockholders:

    On            , 1998, the Board of Directors of Cognizant Corporation
declared a dividend of shares of IMS Health Incorporated to achieve the reorganization of Cognizant as two separate companies.

    If you are a stockholder of Cognizant as of the close of business on
           , 1998, the record date for the dividend, certificates representing shares in IMS HEALTH will be mailed to you automatically. For each share of Cognizant you hold, you will receive one share of IMS HEALTH.


    Stock certificates representing your shares in IMS HEALTH will be sent to
you on or about             , 1998. The Cognizant certificates you currently
hold will represent your investment in the "new" Nielsen Media Research, Inc., which is the new name for the former Cognizant Corporation.



    Shares of IMS HEALTH will trade "regular way" on the New York Stock Exchange
beginning            , 1998. The symbol for IMS HEALTH will be "RX" and the
symbol for the "new" Nielsen Media Research will be changed to "NMR".


    Detailed information on the reorganization plan and the businesses of IMS HEALTH and Nielsen Media Research is contained in the accompanying document, which we urge you to read carefully.

    The Board believes the reorganization will enhance management focus on each business and allow the two companies to pursue opportunities that will improve their competitive position, enhance their valuation and create wealth for stockholders.

                                    Sincerely,

                                    Robert E. Weissman

                                    Chairman and Chief Executive Officer

                                    Cognizant Corporation